                                                                                                                                Exhibit 12

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

		January 1, 2001	October 30, 2001				Six Months
	Year Ended	through	through				Ended
	December 31,	October 30,	December 31,				June 30,
	2000	2001	2001	2002	2003	2004	2005
Earnings
Pre-tax income	$16,842	$19,113	$3,677	$24,686	$22,690	$34,315	$14,394
Equity earnings	-	-	-	-	-	(396)	(544)
Distributed income of equity investee	-	-	-	-	-	957	-
Fixed charges	7,670	7,027	274	1,786	5,048	7,328	6,212
Total earnings	$24,512	$26,140	$3,951	$26,472	$27,738	$42,204	$20,062

Fixed charges
Interest expense	$-	$-	$269	$1,758	$4,986	$7,267	$6,195
Interest expense - affiliate	7,670	7,003	-	-	-	-	-
Rental interest factor	29	24	5	28	62	61	17
Total fixed charges	$7,699	$7,027	$274	$1,786	$5,048	$7,328	$6,212

Ratio of earnings to fixed charges	3.2 x	3.7 x	14.4 x	14.8 x	5.5 x	5.8 x	3.2 x